Exhibit 99.4

Form of Proxy - Emera Incorporated Annual Shareholders Meeting of May 21, 2026 1. Every shareholder has the right to appoint some other person 4. If the securities are registered in the name of an executor, or company of the shareholder’s choice, who need not be a administrator or trustee, please sign exactly as your name appears shareholder of Emera Incorporated, as that shareholder’s on this proxy. If the securities are registered in the name of a proxyholder to participate, act and vote on the shareholder’s deceased or other holder, the proxy must be signed by the legal behalf at the meeting or any adjournment or postponement representative with his or her name printed below his or her thereof. If you wish to appoint a person or company other than the signature, and evidence of authority to sign on behalf of the persons whose names are printed herein, please insert the name deceased or other holder must be attached to this proxy. of your chosen proxyholder in the space provided on the reverse 5. Some holders may own securities as both a registered and a and return your proxy by mail, fax or email. In addition, to enable beneficial holder and will need to vote separately as a registered your chosen proxyholder to participate and vote virtually at the holder and as a beneficial holder. Beneficial holders may be Meeting, YOU MUST contact TSX Trust Company “TSX” either by forwarded either a form of proxy already signed by the calling 1-866-751-6315 (toll-free within North America) or 1-416- intermediary or a voting instruction form to allow them to direct the 682-3860 (outside North America) or by logging onto the TSX voting of securities they beneficially own. Beneficial holders should website at: https://www.tsxtrust.com/control-number-request, by follow instructions for voting conveyed to them by their 5:00 p.m. Atlantic time on May 19, 2026 or if the meeting is intermediaries. adjourned or postponed, by 5:00 p.m. Atlantic time two business 6. If a security is held by two or more individuals, any one of them days prior to the reconvened meeting date, to request a new present or represented by proxy at the Meeting may, in the Control Number for the meeting. This new Control Number will absence of the other or others, vote at the Meeting. However, if allow your proxyholder to log in to and vote at the meeting. Without one or more of them are present or represented by proxy, they a new Control Number your proxyholder will only be able to log in must vote together the number of securities indicated on the proxy. to the meeting as a guest and will not be able to vote. 2. This proxy confers discretionary authority on the appointee to vote 7. If this proxy is not dated, it will be deemed to bear the date on as the appointee sees fit in respect of amendments or variations which it was mailed on behalf of management of the Company to to matters identified in the notice of meeting or other matters as you. may properly come before the Meeting or any adjournment or postponement thereof, in each instance to the extent permitted by This proxy is solicited by and on behalf of Management of the Company. law, whether or not the amendment or other matter that comes before the meeting is routine and whether or not the amendment All holders should refer to the Management Information Circular for or other matter that comes before the meeting is contested. further information regarding completion and use of this proxy and other 3. This proxy must be signed by a holder or his or her attorney duly information pertaining to the Meeting. authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy. VOTING METHODS SMARTPHONE To vote using your smartphone, please scan this QR Code. There is no need to return this proxy. INTERNET Go to https://www.meeting-vote.com and enter the 13 digit control number. No need to return this proxy. FACSIMILE Complete the reverse of this form and fax your signed proxy to 416-607-7964. TELEPHONE Call toll free in Canada and United States 1-888-489-5760 (English only) or 1-888-489-7352 (Bilingual) MAIL or HAND TSX Trust Company Proxy Department, P.O. Box 721 DELIVERY Agincourt, ON M1S 0A1 EMAIIL Complete this form. Scan your signed proxy and email it to proxyvote@tmx.com. All proxies must be received by 5:00 p.m. Atlantic time, Tuesday, May 19, 2026 or if the meeting is adjourned or postponed, by 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date. EXHIBIT 99.4 ANNUAL SHAREHOLDERS MEETING OF EMERA INCORPORATED NOTICE TO NON-REGISTERED SHAREHOLDERS REGARDING ACCESS TO EMERA’S MANAGEMENT INFORMATION CIRCULAR and ANNUAL REPORT MEETING DATE and LOCATION Date: Thursday, May 21, 2026 Time: 2:00 p.m. Atlantic Time Place: Virtual-only meeting via live webcast online at: https://meetings.lumiconnect.com/400-528-394-021 Meeting password: emera2026 (case sensitive) Q WHY AM I RECEIVING THIS NOTICE? A As permitted by Canadian securities regulators, Emera Incorporated (“Company”) is providing you with access to our management information circular (“Information Circular”) for the annual shareholders meeting (“Meeting”) as well as the 2025 Annual Report (together, the “Meeting Materials”), electronically, instead of mailing paper copies. This notice provides you with information on how to view the Meeting Materials online and / or request paper copies. Accompanying this notice is the voting instruction form that you will need to vote. Q WHERE CAN I ACCESS THE MEETING MATERIALS ON-LINE? A The Meeting Materials can be viewed online www.meetingdocuments.com/TSXT/ema as of Wednesday, April 8, 2026 for a period of one year following the Meeting, or at www.sedarplus.com. Q HOW CAN I OBTAIN A PAPER COPY OF THE MEETING MATERIALS? A At any time prior to the date of the Meeting, you can request a paper copy of the Meeting Materials free of charge by calling the phone number, sending an email or accessing the website below: Phone number: Toll free 1-888-433-6443 (or 1-416-682-3801 for shareholders outside of Canada and the United States) Email address: tsxt-fulfilment@tmx.com Website: www.meetingdocuments.com/TSXT/ema Paper copies requested before the date of the Meeting will be sent to you within three business days of receiving your request. Therefore, to receive the Meeting Materials prior to the proxy deadline for the Meeting described below, you should make your request before 11:00 a.m. Atlantic time on Wednesday, May 6, 2026. To receive the Meeting Materials prior to the Meeting you should make your request before 11:00 a.m. Atlantic time on Friday, May 8, 2026. Paper copies of the Meeting Materials requested on or after the date of the Meeting will be sent to you within 10 calendar days after receiving the request. Requests for paper copies of the Meeting Materials can be made until one year following the Meeting. Q WHAT MATTERS ARE BEING RECEIVED OR VOTED ON AT THE MEETING?

Emera

A Shareholders are being asked to vote on the following items of business:

MEETING BUSINESS ITEM	INFORMATION CIRCULAR REFERENCE
1. Election of the Board of Directors – Elect Directors of the Company for the ensuing year.	See the section entitled *"Business of the Meeting - Election of the Board of Directors"* in the Information Circular for more information.
2. Appointment of Auditors – Appoint Ernst & Young LLP as auditors for the ensuing year.	See the section entitled *" Business of the Meeting - Appointment of Auditors"* in the Information Circular for more information.
3. Authorize Remuneration of Auditors – Authorize the Directors to fix the remuneration of the Auditors.	See the section entitled *" Business of the Meeting - Auditors' Fee"* in the Information Circular for more information.
4. Advisory Vote on Executive Compensation - Consider and approve, on an advisory basis, a resolution on Emera's approach to executive compensation.	See the section entitled *" Business of the Meeting – Advisory Vote on Executive Compensation"* in the Information Circular for more information.
5. Emera Employee Common Share Purchase Plan Amendment - Approval to amend the Employee Common Share Purchase Plan ("Share Purchase Plan") to increase the maximum number of common shares reserved for issuance under the Share Purchase Plan from 7,000,000 common shares to 12,000,000 common shares.	See the section entitled *" Business of the Meeting – Employee Common Share Purchase Plan Amendment"* in the Information Circular for more information.
6. Senior Management Stock Option Plan Amendment - Approval to amend the Senior Management Stock Option Plan ("Stock Option Plan") to increase the maximum number of common shares reserved for issuance under the Stock Option Plan from 14,698,259 common shares to 18,198,259 common shares.	See the section entitled *" Business of the Meeting – Senior Management Stock Option Plan Amendment"* in the Information Circular for more information.

All Shareholders are reminded to review the Information Circular before voting.

Q HOW DO I VOTE MY SHARES?

A Details of the methods of voting can be found on your accompanying voting instruction form ("VIF"). To the extent specified on your VIF, you may vote by Internet, telephone, posted mail, delivered mail, e-mail, fax or via live webcast. You will need your control number contained in the VIF in order to vote by telephone, by Internet or via the live webcast

To be valid, voting instructions must be received by Emera's Corporate Secretary, c/o TSX Trust Company, Attention Proxy Department at P.O. Box 721, Agincourt, ON M1S 0A1 by no later than 5:00 p.m. Atlantic time on Tuesday, May 19, 2026 or, if the Meeting is adjourned or postponed, by 5:00 p.m. Atlantic time two business days before the reconvened meeting date. However, it is important to note that your voting instructions must be submitted to your broker or other intermediary by the deadline specified in the VIF and, in any case, at least one business day in advance of the proxy deadline to provide sufficient time for your broker or other intermediary to act on those instructions prior to the proxy deadline. Emera reserves the right to accept late voting instructions and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late voting instructions.

To participate and vote at the Meeting virtually, or if you wish to appoint someone else to participate and vote virtually on your behalf, you MUST appoint yourself or your chosen proxyholder using your VIF. IN ADDITION, in order for your chosen proxyholder to participate and vote virtually at the Meeting, you must contact TSX Trust by 5:00 p.m. Atlantic time on Tuesday, May 19, 2026 to request a new Control Number for the Meeting. In order to request a new Control Number, please visit TSX Trust's website at: https://www.tsxtrust.com/control-number-request and complete an electronic form. This form once completed and submitted online will generate a message to TSX Trust to send the new Control Number to the designated proxyholder. This new Control Number will allow you or your chosen proxyholder to log in to and vote at the Meeting. Without a new Control Number you or your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.

Q WHO CAN I CONTACT IF I HAVE QUESTIONS ABOUT NOTICE & ACCESS?

A Shareholders with questions about notice and access can call toll free at 1-888-433-6443 or shareholders outside of Canada and the United States can call 1-416-682-3801, or email tsxt-fulfilment@tmx.com.

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